Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2014

OTTAWA, CANADA, May 1, 2014. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month period ended March 31, 2014. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2014, Telesat reported consolidated revenue of $242 million, an increase of 11% ($23 million) compared to the same period in 2013. During the quarter, the U.S. dollar was 9% stronger than it was during the first quarter of 2013 and, as a result, there was a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. Accordingly, revenue increased by 7% ($16 million) compared to the same period in 2013 when adjusted for foreign exchange rate changes. Revenue growth was principally the result of revenue earned on the Anik G1 satellite, which entered into commercial service in May 2013, and the provision of short-term satellite services to another satellite service provider. The growth was partially offset by lower broadcast services revenue earned on Telesat’s Nimiq 2 satellite and lower revenue from equipment sales.

Operating expenses of $47 million were 6% ($3 million) lower than the same period in 2013 or 9% ($5 million) lower when taking into account changes in foreign exchange rates. This reduction was primarily due to lower cost of equipment sales partially offset by an increase in share-based compensation expense as a result of stock options granted during the second quarter of 2013. Adjusted EBITDA1 was $198 million, an increase of 16% ($28 million) compared to the same period in 2013 and an increase of 13% ($22 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 82% for the first quarter of 2014 compared to 78% for the same period in 2013.

Telesat’s net loss for the quarter was $28 million compared to a net loss of $97 million for the quarter ended March 31, 2013. Results were positively impacted by improved operating income and lower interest expense in 2014, partially offset by a non-cash loss on foreign exchange arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars and higher tax expense. The favorable variation was also due to the recognition, in the first quarter of 2013, of a loss on changes in fair value of financial instruments and a loss on financing related to the irrevocable notice to redeem Telesat’s 12.5% Senior Subordinated Notes.

“I am very pleased with our performance in the first quarter of 2014” commented Dan Goldberg, Telesat’s President and CEO. “Anik G1 made important contributions to our results and we continue to execute well across the various markets in which we operate. Our investments in additional satellite capacity combined with our industry-leading contractual backlog provide visibility into the stability of our future revenue and cash flow and position us well for the balance of 2014 and beyond.”

•	At March 31, 2014:

o	Telesat had contracted backlog for future services of approximately $4.9 billion.

o	Fleet utilization was 90% for Telesat’s North American fleet and 83% for its international fleet.

Telesat’s report on Form 6-K for the quarter ended March 31, 2014 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, May 1, 2014 at 10:30 a.m. ET to discuss its financial results for the quarter ended March 31, 2014 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4181893. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 1, 2014, until 11:59 p.m. ET on May 15, 2014. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “position us well” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Quarterly Report on Form 6-K for the fiscal quarter ended March 31, 2014 and in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of Loss

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2014	2013

Revenue	$241,928	$218,848
Operating expenses	(47,089)	(49,990)
	194,839	168,858
Depreciation	(54,183)	(49,910)
Amortization	(7,764)	(8,164)
Other operating (losses) gains, net	(65)	471
Operating income	132,827	111,255
Interest expense	(53,469)	(61,830)
Loss on financing	-	(18,359)
Interest and other income	808	385
Gain (loss) on changes in fair value of financial instruments	21,674	(55,187)
Loss on foreign exchange	(109,813)	(67,561)
Loss before tax	(7,973)	(91,297)
Tax expense	(20,289)	(6,121)
Net loss	$(28,262)	$(97,418)

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	March 31, 2014	December 31, 2013

Assets
Cash and cash equivalents	$362,050	$298,713
Trade and other receivables	59,447	50,266
Other current financial assets	203	7,174
Prepaid expenses and other current assets	25,020	18,665
Total current assets	446,720	374,818
Satellites, property and other equipment	1,927,968	1,962,759
Deferred tax assets	9,556	10,024
Other long-term financial assets	33,640	76,006
Other long-term assets	2,681	2,765
Intangible assets	841,482	845,286
Goodwill	2,446,603	2,446,603
Total assets	$5,708,650	$5,718,261

Liabilities
Trade and other payables	$49,495	$34,484
Other current financial liabilities	131,102	164,755
Other current liabilities	76,870	122,058
Current indebtedness	58,040	57,364
Total current liabilities	315,507	378,661
Long-term indebtedness	3,381,687	3,284,502
Deferred tax liabilities	513,621	515,207
Other long-term financial liabilities	66,827	72,803
Other long-term liabilities	331,256	345,185
Total liabilities	4,608,898	4,596,358

Shareholders' Equity
Share capital	656,660	656,660
Accumulated earnings	427,741	456,013
Reserves	15,351	9,230
Total shareholders' equity	1,099,752	1,121,903
Total liabilities and shareholders' equity	$5,708,650	$5,718,261

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Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2014	2013(2)
Cash flows from operating activities
Net loss	$(28,262)	$(97,418)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation	54,183	49,910
Amortization	7,764	8,164
Deferred tax (recovery) expense	(2,614)	1,181
Interest expense	53,469	61,830
Interest income	(635)	(240)
Unrealized foreign exchange loss	112,526	71,500
(Gain) loss on changes in fair value of financial instruments	(21,674)	55,187
Share-based compensation	2,943	43
Loss (gain) on disposal of assets	65	(471)
Loss on financing	-	18,359
Other	(23,242)	(12,661)
Income taxes paid	(50,811)	(8,746)
Interest paid, net of capitalized interest	(35,294)	(34,082)
Interest received	663	239
Repurchase of stock options	-	(701)
Operating assets and liabilities	24,692	7,459
Net cash from operating activities	$93,773	$119,553
Cash flows used in investing activities
Satellite programs, including capitalized interest	(10,515)	(29,214)
Purchase of other property and equipment	(1,973)	(1,693)
Purchase of intangible assets	-	(6)
Proceeds from sale of assets	-	1,008
Net cash used in investing activities	$(12,488)	$(29,905)
Cash flows used in financing activities
Repayment of indebtedness	(17,679)	(11,132)
Dividends paid on preferred shares	(10)	(10)
Satellite performance incentive payments	(1,347)	(453)
Net cash used in financing activities	$(19,036)	$(11,595)

Effect of changes in exchange rates on cash and cash equivalents	$1,088	$929

Increase in cash and cash equivalents	$63,337	$78,982
Cash and cash equivalents, beginning of period	298,713	180,961
Cash and cash equivalents, end of period	$362,050	$259,943

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Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2014	2013
Net loss	$(28,262)	$(97,418)
Tax expense	20,289	6,121
(Gain) loss on changes in fair value of financial instruments	(21,674)	55,187
Loss on foreign exchange	109,813	67,561
Interest and other income	(808)	(385)
Loss on financing	-	18,359
Interest expense	53,469	61,830
Depreciation	54,183	49,910
Amortization	7,764	8,164
Other operating losses (gains), net	65	(471)
Special compensation, benefit expense and severance payments	274	1,362
Non-cash expense related to share-based compensation	2,943	43
Adjusted EBITDA	$198,056	$170,263

Revenue	$241,928	$218,848

Adjusted EBITDA Margin	81.9%	77.8%

End Notes

1          The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors in making comparisons of operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2          A change in accounting policies for the year ended December 31, 2013 has resulted in changes to the 2013 comparative figures. For more information on the impacts of these changes, please refer to Note 3 of Telesat’s unaudited interim condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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